Exhibit 99.5
A limited company incorporated in Gabon with a Board of directors and share capital of $76,500,000
Headquarters: Boulevard Hourcq — Port-Gentil BP 525, The Republic of Gabon
www.total-gabon.com
Registered in Port-Gentil: 2000 B 00011
PRESS RELEASE
Third-Quarter 2007 Financial Results
Port-Gentil — November 15, 2007
Nine months 2007 Main Financial Indicators

(in $ million)	Nine months 2007
Sales	1,039.2
Funds generated from operations	376.3
Capital expenditure	256.5
Net income	259.5
Sales Comparison

(in $ million)	Q3 2007	Q2 2007	Q1 2007	Q3 2006
Sales	333.3	363.1	342.9	220.7

	Nine months	Nine months
(in $ million)	2007	2006
Aggregate sales	1,039.2	936.5

Production

Crude oil production from Total Gabon interests1

(1)	Including the tax oil reverting to the Republic of Gabon under production sharing contracts.
(thousands of barrels per day)

Crude oil production from fields operated by Total Gabon
(thousands of barrels per day)

Third-Quarter and nine months 2007 results

Net Income

Total Gabon’s net income for the first nine months of 2007 amounted to $259.5 million.

Sales

The selling price of the crude oil (Mandji and Rabi Light) marketed by Total Gabon averaged $61.84 per barrel in the first nine months of 2007, compared to $61.78 in the prior-year period. Third-quarter sales rose to $333.3 million, versus $220.7 million in the same period in 2006. The strong increase can be attributed to the fact that crude inventories were high at September 30, 2006 and were not sold until the following month. Sales for the first nine months of 2007 stood at $1,039.2 million, compared with $936.5 million for the first nine months of 2006. The sales figure for the first nine months of 2007 was boosted by additional revenue from third party transportation operations.

Production

Total Gabon’s net share of operated and non-operated oil produced (including the tax reverting to the Republic as per the profit sharing contracts) amounted to 64.7 thousand barrels per day in the first nine months 2007, compared to 67.6 thousand barrels per day in the first nine months of 2006. The 4.3% decrease in production can be attributed primarily to the natural decline of fields, which was not fully offset by new production or well workovers. The availability of facilities remained similar to that in 2006.

Capital Expenditure

At $256.5 million, capital expenditure related to oil operations in the first nine months of 2007 includes primarily the expenditure related to the beginning of Anguille field redevelopment project, works on Port-Gentil Ocean and Torpille fields and the signature bonus for the renewal of the ‘Convention d’Etablissement’.

Funds generated from operations

Funds generated from operations at September 30, 2007 stood at $376.3 million.

Third-Quarter 2007 Highlights

Operated Activities

Renewal of the ‘Convention d’Etablissement’

Total Gabon’s ‘Convention d’Etablissement’ was renewed for a further 25 years with the July 5, 2007 signature of Supplemental Agreement 31. The ‘Convention d’Etablissement’ defines, among other things, the legal and tax system governing Total Gabon’s concessions, operating licenses and crude transportation installations. The system was thoroughly updated to promote exploration and development of oil and gas resources (in particular through additional development of mature fields), and to support oil and gas production in Gabon.

The main provisions to encourage exploration and development spendings will apply in full effective January 1, 2008 and partly to the capital expenditure since July 1, 2007.

Mature Fields

Total Gabon is continuing to implement a major reservoir study and development program that mainly covers the fields in the Mandji asset. The studies will assess the residual potential of producing fields and surrounding areas and evaluate the processes and technologies that could profitably enhance the recovery rate.

In this framework and particularly for the first phase of the Anguille field redevelopment, Total Gabon is pursuing a significant drilling and well workover program. In the third quarter, two wells were worked over and four new wells drilled, two of them in the Anguille field.

To ensure the production of these additional reserves, Total Gabon has engaged, on top of the regular installations and equipment maintenance program, a sustained inspection and refurbishment program to ensure the long-term viability of its installations. During the third quarter, work continued on commissioning new digital operating systems for facilities.

Exploration for New Reserves

Total Gabon’s exploration operations on new and recently acquired acreage encompassed:

–	Continuing preparations for the 2,000-kilometer 2D seismic survey scheduled for early 2008 on the Diaba license.

–	Engineering design studies for drilling and associated stimulation for the well scheduled for early 2008 on the Aloumbe license.

Non-Operated Activities (Rabi-Kounga Field)

Geosciences studies to prepare a new phase for further development of the Rabi-Kounga field moved forward satisfactorily in third-quarter 2007.

Conducted alongside these medium and long-term studies, the new drilling program begun in the first half of 2007 resumed in late August with the drilling of a new well.

In addition, a systematic review of Rabi-Kounga’s installations and operating procedures led to an action plan designed to improve their reliability, nominal capacity and operability.

T www.total-gabon.com

Contact Presse : Patricia MARIE : + 33 (0) 1 47 44 45 90